UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-20

EXETER ENGAGES CHIEF OPERATING OFFICER AND APPOINTS TWO DIRECTORS

Vancouver, BC, June 27, 2007 – Exeter Resource Corporation (AMEX:XRA; TSX-V:XRC; Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce three important appointments:

•	Mr. Paul Cholakos has been appointed as Exeter’s Chief Operating Officer, initially based in Argentina;
•	Mr. Robert Reynolds has been appointed as an independent director of the Company; and
•	Mr. Patrick Esnouf has accepted a position as a director of the Company’s Chilean subsidiary.

Paul Cholakos, a mining engineer, has held senior positions in the mining industry, including the position of Principal Mining Engineer, Gold Development, for Mount Isa Mines, and Mine Manager at the Tick Hill Gold Mine in Australia. Paul’s recent experience was in the oil and gas industry where he held the position of Commercial Manager for Oil Search Ltd., a multi billion dollar oil and gas development company operating in the Middle East and Papua New Guinea.

Robert Reynolds, a Chartered Accountant, has been involved in exploration and resource development companies for 28 years. He has held various positions, including that of Executive Director of Delta Gold Ltd. from 1987 to 1996, responsible for corporate planning, finance and administration. He also participated in the development of the Granny Smith and Kanowna Belle mines in Western Australia, and the Hartley Platinum Mine in Zimbabwe. Currently Robert is the Chairman of successful Australian gold explorer, Avoca Resources Ltd.

Patrick Esnouf, formerly with the Anglo group of companies, has held various positions including that of CEO of Anglo’s substantial Chilean copper operations and Chairman of Anglo South America. He also managed Anglo business units in Brazil, Peru, Venezuela and Argentina. When living in Argentina he was involved in the early development of the Cerro Vanguardia gold/silver mine in Santa Cruz Province. Currently Patrick, who has lived in South America for the last 20 years, is Chairman of TSX and ASX listed Andean Resources which owns the prospective Cerro Negro Gold Project in Argentina, is a director of Volcan, a major Peruvian zinc producer, and is director and President of TSX listed South American Gold and Copper which is Chilean focused.

Chairman Yale Simpson said “We are pleased to have the new position of Chief Operating Officer filled by a person with Paul’s commercial experience and technical expertise. His commercial strengths add further depth to our management team, not only as we advance our existing projects, but as we evaluate various business opportunities in South America.

“The appointment of Paul, Robert and Patrick will enhance our ability to grow the Company towards our stated goal of being a mid tier precious metal producer in South America.”

Concurrent with these appointments a total of 700,000 incentive stock options, exercisable for a period of five years at an exercise price of $3.64 per share have been awarded. In addition, subject to regulatory approval, Paul Cholakos will be granted 200,000 fully paid bonus shares which will vest on a monthly basis over a period of two years. Exeter has also awarded 250,000 and 570,000 incentive stock options, exercisable for a period of five years at an exercise price of $3.64 per share, to directors and officers, and to employees and consultants respectively.

Investor Relations

Exeter has extended the investor relations agreement with O&M Partners LLC (“O&M”) of New York for a further twelve month period. O&M will be paid a monthly consulting fee of US$7,500 plus expenses and have been granted 50,000 incentive stock options, exercisable for five years at a price of $3.64 per share.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

At Cerro Moro, one of 12 epithermal gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., (CVSA) an AngloGold Ashanti subsidiary, drilling will continue through 2007. Our focus is to establish a high grade gold-silver resource amenable to open pit mining. The Company expects to have drilled 10,000 metres on the property by late July, triggering the right for CVSA to back-in for a sixty percent joint venture interest in the project. Should that right be exercised, Exeter will receive a cash payment and will be free-carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent net smelter returns royalty.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche gold porphyry project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In Mendoza Province, Argentina, recent developments have resulted in the advanced Don Sixto Project being put on hold. The Company will work with authorities in Mendoza and other similarly affected companies to have the current anti-open pit mining legislation amended. We are also considering legal recourse for damages suffered by the Company.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, the timing of new mining regulations in Mendoza Province Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date July 10, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director